Amanda R. Poe PHONE: (901)543-5930 FAX: (866)458-7898 E-MAIL: apoe@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

January 24, 2011

Via EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attention:  Mr. Mike McTiernan

Re:	AmREIT Monthly Income & Growth Fund III Ltd. Form Pre-14A Filed January 13, 2011 File No. 0-52619

Dear Mr. McTiernan:

On behalf of AmREIT Monthly Income & Growth Fund III Ltd., (“MIG III” or the “Company”), this letter is being filed with the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff of the Commission (the “Staff”) in a letter dated January 20, 2011 (the “Comment Letter”).

The discussion below is presented in the order of the numbered comments in the Comment Letter.

Cover Page

1.

Please revise your cover page disclosure to highlight the fact that the Unitholders are required to vote on the proposed sale of The Market @ Lake Houston before the actual sale price has been determined. In addition, please clarify, if accurate, that the property will be sold to your sponsor without resoliciting consent from a majority of the Unitholders even if the actual sale price falls below your estimated range of $20 - $23 million.

In response to the Staff’s comment, we have added the following disclosure on the cover page:

bassberry.com

January 24, 2011

The sales price for the property has not yet been determined and will be based on two or more independent appraisals, as more fully described in “Proposed Transaction – The Sale Transaction.” Unitholders are being asked to consent to the Proposed Transaction prior to the final determination of the sales price. We believe that the market value of the property is between $20 million and $23 million; however, the appraised market value could fall below our estimated range. If we receive consent constituting a Disinterested Majority Consent, our General Partner will have the authority to complete the sale at a price below our estimated range of $20 to $23 million without resoliciting additional Unitholder consent.

The Sale Transaction, page 5

2.

Refer to the penultimate and the last paragraphs on page 5. Please revise this disclosure to provide a sensitivity analysis on the use of proceeds, depending on the sale price. Please present this disclosure in tabular format and include the low end, midpoint, and high end of the estimated sale price.

In response to the Staff’s comment, we have revised the last two paragraphs on page 5 and added the following disclosure in tabular format on page 6:

The table below represents the estimated sales proceeds for a sales price within the estimated range:

Estimated Sales Price	Total Net Sales Proceeds	Net Sales Proceeds Allocable to MIG III(1)	Approximate Net Sales Proceeds to be Retained by MIG III	Approximate Net Proceeds to be Distributed to Unitholders
$20.0 million	$4.0 million	$2.4 million	$1.8 million	$0.6 million
$21.5 million	$5.5 million	$3.3 million	$2.5 million	$0.8 million
$23.0 million	$7.0 million	$4.2 million	$3.2 million	$1.0 million

_______________

(1) MIG III owns 60% of The Market @ Lake Houston

In responding to the Staff’s comments, the Company’s acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at the above number for any questions related to this filing. We very much appreciate the Staff’s timely response.

Sincerely,

/s/ Amanda R. Poe